UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)

MARKEL CORPORATION

(Name of Issuer)

COMMON

(Title of Class of Securities)

570535104

(CUSIP Number)

DECEMBER 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

Schedule 13G

CUSIP No. 570535104	Page 1 of 4

1.

Names of Reporting Persons.

SPRUCEGROVE INVESTMENT MANAGEMENT LTD.

181 University Avenue, Suite 1300

Toronto, Ontario, Canada M5H 3M7

CRAIG MERRIGAN

181 University Avenue, Suite 1300

Toronto, Ontario, Canada M5H 3M7

I.R.S. Identification Nos. of above persons (entities only).  N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization SPRUCEGROVE INVESTMENT MANAGEMENT LTD. – ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power SPRUCEGROVE INVESTMENT MANAGEMENT LTD – 301,233 SHARES CRAIG MERRIGAN – 650 SHARES
	6.	Shared/No Voting Power SPRUCEGROVE INVESTMENT MANAGEMENT LTD – 195,380 SHARES
	7.	Sole Dispositive Power SPRUCEGROVE INVESTMENT MANAGEMENT LTD. – 496,613 SHARES CRAIG MERRIGAN – 650 SHARES
	8.	Shared Dispositive Power NONE
9.	Aggregate Amount Beneficially Owned by Each Reporting Person SPRUCEGROVE INVESTMENT MANAGEMENT 496,613 SHARES CRAIG MERRIGAN – 650 SHARES
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) SPRUCEGROVE INVESTMENT MANAGEMENT – 5.16% CRAIG MERRIGAN – 0%
12.	Type of Reporting Person (See Instructions)

Schedule 13G	Page 2 of 4

SPRUCEGROVE INVESTMENT MANAGEMENT LTD. – IA

CRAIG MERRIGAN – IN

CRAIG MERRIGAN—HC

Item 1.

(a)   Name of Issuer            MARKEL CORPORATION

(b)   Address of Issuer’s Principal Executive Offices      4521 Highwoods Parkway

                                                                                 Glen Allen, VA 23060

Item 2.

(a)   Name of Person Filing                 SPRUCEGROVE INVESTMENT MANAGEMENT LTD.

                                                             CRAIG MERRIGAN

(b) Address of Principal Business Office           SPRUCEGROVE INVESTMENT MANAGEMENT LTD.

                                                                    181 University Avenue, Suite 1300

                                                                    Toronto, Ontario, Canada M5H 3M7

                                                                   CRAIG MERRIGAN

                                                                   181 University Avenue, Suite 1300

                                                                   Toronto, Ontario, Canada M5H 3M7

(c) Citizenship              SPRUCEGROVE INVESTMENT MANAGEMENT LTD – ONTARIO,

                                      CANADA

                                      CRAIG MERRIGAN – UNITED STATES CITIZEN

(d) Title of Class of Securities     COMMON

(e) CUSIP Number         570535104

Item 3.	If this statement is filed pursuant to §§40.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-l (b )(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b) (1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-l(b) (1)(ii)( G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a3);
(j)	☒	Group, in accordance with §240.13d-l(b)(I)(ii)(J).

Item 4.	Ownership.

Schedule 13G	Page 3 of 4

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: SPRUCEGROVE INVESTMENT MGMT – 496,613 SHARES

                                        CRAIG MERRIGAN – 650 SHARES

(b)	Percent of class: SPRUCEGROVE INVESTMENT MANAGEMENT – 5.16%

                         CRAIG MERRIGAN – 0%

                         (based on shares outstanding of 9,617,991)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

                                                                         SPRUCEGROVE INVESTMENT MANAGEMENT

                                                                          LTD – 301,233 SHARES

                                                                          CRAIG MERRIGAN – 650 SHARES

(ii)	Shared/No power to vote or to direct the vote SPRUCEGROVE INVESTMENT MANAGEMENT

                                                                                                           LTD – 195,380 SHARES

(iii)	Sole power to dispose or to direct the disposition of SPRUCEGROVE INVESTMENT

                                                                                               MANAGEMENT LTD – 496,613 SHARES

                                                                                                                            CRAIG MERRIGAN – 650 SHARES

(iv)	Shared power to dispose or to direct the disposition of NONE

Item 5.	Ownership of five Percent or Less of a Class N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [     ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Reported on By the Parent Holding Company or Control Person.         N/A

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1 (b) (l)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group

  SPRUCEGROVE INVESTMENT MANAGEMENT LTD. – IA

  CRAIG MERRIGAN – IN

  CRAIG MERRIGAN—HC

Schedule 13G	Page 4 of 4

If a group has filed this schedule pursuant to ‘240.13d-1(b)(l)(ii)(J), so indicate under Item 30) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ‘240.13d-1 ( c) or ‘240.13d-1 (d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group N/A

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

(a)	The following cerification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following cerification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2012
Date

/S/ BLAKE MURPHY
Signature

BLAKE MURPHY / CHIEF OPERATING OFFICER
Name / Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 V.S.C. 1001)